SHUMAKER, LOOP & KENDRICK, LLP
                                ATTORNEYS AT LAW

GREGORY C. YADLEY                   Suite 2800                     OTHER OFFICES
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                                 Mailing Address
                                 P.O. Box 172609
                              Tampa, FL 33672-0609


                                 August 26, 2005


VIA EDGAR AND FED EX
--------------------

Jessica Livingston, Senior Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4561

      Re:   JB Oxford Holdings, Inc.
            Schedule 14C, filed July 7, 2005, File number 001-14911
            Schedule 13E-3 filed July 8, 2005, File number 005-41214

Dear Mr. Friar:

      On behalf of JB Oxford Holdings, Inc. (the "Company"), set forth below are responses to the Staff of the Division of Corporation Finance's comment letter dated August 5, 2005, with respect to the Company's Preliminary Schedule 14C filed July 7, 2005, and Schedule 13E-3 filed July 8, 2005. For your convenience, the Staff's comments are set forth in bold and followed by the Company's response.

Schedule 13E-3
--------------

      1. We note that this Schedule 13E-3 was filed on EDGAR one day later than the accompanying Schedule 14C. Please be advised that this
            Schedule 13E-3 must be filed at the same time as the soliciting materials. See Instruction C to Schedule 13E-3.

Response: Acknowledged.

Jessica Livingston, Senior Counsel
August 26, 2005
Page 2


      2. Please tell us what consideration you have given to including Mr. Jarratt, Third Capital Partners, LLC and/or the directors as filing persons on the Schedule 13E-3. Considering Mr. Jarratt's significant control over the company, it would appear that he is an affiliate engaged in the going private transaction. Refer to Section II.D.3. of our Current Issues Outline, available on our website at www.sec.gov/divisions/corpfin.shtml for guidance on this issue.

Response:   Christopher L. Jarratt and Third Capital Partners, LLC have been added as filing parties.

      3. Each filing person must comply with the filing, disclosure and dissemination requirements of Rule l3e-3. Therefore, include all of the information required by Schedule 13E-3 and its instructions for each of the filing persons. This includes, but is not limited to, purposes, alternatives considered and reasons for engaging in the going private transaction. Also, each filing party, not just the issuer's board, must provide its own fairness determination. See
            Item 8 to Schedule 13E-3 and Q&A No. 5 of the Exchange Act Release No. 34-17719 (April 13, 1981).

Response:   The Information Statement and Schedule 13E-3 have been revised with
            Christopher L. Jarratt and Third Capital Partners, LLC as filing parties.

      4. With regard to filing persons who are not natural persons, please provide the information called for by Items 3, 5, 6, 10 and 11 for each person controlling the corporation. See Instruction C to
            Schedule 13E-3.

Response:   The Information Statement and Schedule 13E-3 have been revised.

      5. Please ensure that the Schedule 13E-3 is executed and dated by the authorized persons of the filing person(s) when filed. We note that it appears that this Schedule 13E-3 was not executed and the date has been left blank.

Response:   The original Schedule 13E-3 was executed by Mr. Christopher L.
            Jarratt on behalf of JB Oxford Holdings, Inc. on July 7, 2005. A conformed signature was inadvertently left off of the EDGARized copy. Amendment No. 1 to the Schedule 13E-3 is complete and has been executed and dated by each filing party.

Jessica Livingston, Senior Counsel
August 26, 2005
Page 3


Shareholder Letter
------------------

      6. Consider expanding this letter to state clearly and from the perspective of unaffiliated shareholders, the effects of the reverse stock split on shareholders and the company. Include the cash-out price to be paid, the deregistration under the Exchange Act, the loss of a quotation on Nasdaq and consequent illiquidity.

Response:   Revised as requested.

      7. State that a vote in favor of the reverse split is assured because Mr. Jarratt and Third Partners own 57% of the stock and intend to vote in favor of the transaction.

Response:   Revised as requested.

      8. Disclose that dissenters' appraisal rights are available to shareholders who perfect their state law dissenters' rights.

Response:   Revised as requested.

Schedule 14C
------------

General
-------

      9. Please ensure that the information statement is clearly identified as being in preliminary form.

Response:   Revised as requested.

      10. Please confirm that you will file a final amendment reporting the results of the going private transaction pursuant to Rule 13e-3(d)(3).

Response:   Confirmed.

Summary Term Sheet, page 1
--------------------------

      11. Substantially revise the summary term sheet to limit it to a brief description in bullet point format of the material terms of the transaction, such as each filing persons' fairness determination with respect to each group of unaffiliated shareholders. Present the information from the perspective of the unaffiliated shareholders. Also, revise to eliminate overlap with the Q&A and to order the disclosure so that the information of most interest to shareholders appears before other information. See Item 1001 of Regulation M-A.

Jessica Livingston, Senior Counsel
August 26, 2005
Page 4


Response:   Revised as requested.

Fairness of the Transaction, page 5
-----------------------------------

      12. Item 1014(a) of Regulation M-A requires a filing person on Schedule 13E-3 to state a belief as to the fairness of the proposed Rule l3e-3 transaction to "unaffiliated security holders." Here and elsewhere the document states that the board "determined" or "deemed" the reverse stock split to be fair to "us and our shareholders." Please revise here, on page 19 and throughout to provide that the board and each filing person believes that the Rule 13c-3 transaction is fair to each group of unaffiliated shareholders.

Response:   Revised as requested.

O&A, page 7
-----------

      13. Limit your Q&A to serve one, discrete purpose, such as to provide voting and share exchange information, and to not duplicate earlier disclosure. Ideally, it should not exceed one page in length. Alternatively, consider moving it to follow the special factors section.

Response:   Revised as requested.

      14 We note the statement in the first Q&A that "the reverse stock split is being submitted to our shareholders for approval." See also on page 7, where you state "[w]hen the shareholders approve the reverse stock split...." Balance such statements with disclosure on how a vote in favor of the split is assured and proxies are not being solicited. Otherwise, readers might be led to believe that additional votes in favor of the transaction might be necessary in order for the resolution to pass. We also note the "How to Vote" section on page 10.

Response:   Revised as requested.

Jessica Livingston, Senior Counsel
August 26, 2005
Page 5


Quorum; Vote Required to Approve the Reverse Stock Split, page 10
-----------------------------------------------------------------

      15. Please state whether or not Christopher Jarratt's presence will constitute a quorum at the special meeting.

Response:   Revised as requested. See "The Special Meeting - Quorum; Vote
            Required To Approve The Reverse Stock Split; How To Vote."

Special Factors, page 11
------------------------

      16. Move the special factors section to follow the forward looking statements section on page 9. See Rule 13e-3(e)(l)(ii), which requires that the information required by Items 7, 8, and 9 of
            Schedule 13E-3 be prominently disclosed in a "Special Factors"
            section in the front of the disclosure document.

Response:   Revised as requested.

Purpose and Reasons for the Reverse Stock Split, page 11
--------------------------------------------------------

      17. Indicate in the subheading that this subsection also discusses the board's recommendation to shareholders.

Response:   The discussion of the board's consideration as to fairness has been moved to "Special Factors - Background Of The Transaction;
            Alternatives Considered; Fairness of the Transaction". The recommendation of the Board is set forth in the section entitled
            "Recommendation of the Board of Directors" which has been placed immediately after the Special Factors section.

      18. In addition to the increased reporting and compliance costs, disclose any other factors related to JBOH's operations,, current business prospects and recent operating history that influenced the timing of the 13E-3 transaction. See Item 1013 (c) of Regulation M-A.

Response:   Revised as requested.

      19. You mention that "the benefits that we and our shareholders would typically expect to derive from our status as a public company are not being realized and are not likely to be realized in the foreseeable future." Please revise to elaborate upon the benefits to which you refer and on the reasons they were not realized.

Jessica Livingston, Senior Counsel
August 26, 2005
Page 6


Response:   Revised as requested.

      20. Please disclose what amount of the fees for the SEC's public reporting requirements relate to one-time, upfront initial fees for investment regarding compliance (e.g., learning curve) that will not recur or will be less in following years.

Response:   Revised as requested. The costs disclosed in the Information
            Statement represent ongoing annual compliance fees. The board did not quantify the one-time, upfront initial fees for investment regarding compliance. Based on discussions with its prior and current auditors, the directors were cognizant that significant fees likely would be incurred in order to comply with Section 404 of the Sarbanes-Oxley Act.

      21. On page 12, you refer to the factors the board considered in reaching its decision to approve and recommend the reverse stock split. If these factors were also considered in arriving at the board's determination as to the fairness of the transaction, please revise to indicate this or clarify that these are the reasons why the board has approved the reverse stock split. Please also address whether the board considered the taxable nature of the transaction in recommending its approval.

Response:   Revised as requested, except with respect to the board's
            consideration of the taxable nature of the transaction in recommending its approval. The board did not consider the taxable nature of the transaction or discuss it due to its immaterial impact on shareholders. The most any shareholder should receive as a result of the transaction is $293.00 in cash (99 pre-split shares times
            $2.96), and tax will be due only on the difference between such amount and the shareholder's basis in the stock. We do not believe that a discussion of this point in the Information Statement is warranted.

Background of the Transaction; Alternatives Considered.... page 13
------------------------------------------------------------------

      22. We note your current disclosure on the meetings of the board of directors. Please expand the discussion of the background of the reverse stock split to describe such meetings, negotiations, contacts, etc. among board members, management and/or third parties. In doing so, please identify the participants in and initiators of each meeting or contact and the date (if there are more than those already disclosed) of each meeting. In particular, we note the following:

Jessica Livingston, Senior Counsel
August 26, 2005
Page 7


            a. What members of management and/or the board were involved in these determinations?
            b. Discuss the role of the individuals who will control the company after the transaction and describe how they participated in structuring the terms of the transaction.
            c. Disclose the material items and terms discussed at each meeting.
            d.    Disclose when the board made its fairness determination.
            e. Elaborate upon how the board determined that the midpoint of the range of values, as opposed to some other number within that range, was deemed to be the "best estimate of the fair value of the common stock."
            f. Elaborate upon how the board arrived at the ratio of 100:1, as opposed to a lower ratio, considering this ratio will reduce the number of shareholders well under the threshold that will allow deregistration.

Response:   Other than the meetings disclosed, there were no other material meetings, negotiations or contacts among board members or with management and/or third parties. Where necessary, we have expanded the discussion to provide the additional disclosures requested by the staff. We supplementally provide the following information:

                  a) Where "the board" is referenced, it refers to all of the members of the board of directors. Where "management" is referenced, it refers to Christopher L. Jarratt, Chief Executive Officer (and Chairman of the Board of Directors), Barry S. Fischer, General Counsel and Secretary, and Michael J. Chiodo, Chief Financial Officer. The only determinations that were made were made by the board, including Mr. Jarratt.
                  b) It is anticipated that there will be no change in the directors or officers immediately following the transaction. The structure of the transaction was determined by the board.
                  c)    Additional disclosure has been added.
                  d) As disclosed, the board made its fairness determination on May 27, 2005.
                  e)    Additional disclosure has been added.
                  f)    Additional disclosure has been added.

      23. Please see your discussion on page 13 regarding the alternative transactions you considered- Expand to more clearly identify the alternatives considered and the specific reasons for their rejection, including why remaining public was rejected. If costs of alternatives were considered, quantify these costs, to the extent practicable. See Item 10l3(b) of Regulation M-A.

Response:   Revised as requested.

Jessica Livingston, Senior Counsel
August 26, 2005
Page 8


      24. Describe any additional reasons, such as taxation, any of the filing persons had for choosing the transaction structure.

Response:   Revised as requested. Please note that the board did not consider taxation as a reason.

Fairness Opinion of Capitalink, L.C, page 14
--------------------------------------------

      25. Although we note that you filed the opinion of Capitalink as an exhibit to your Schedule 13E-3, we remind you that each and every report, opinion, consultation, whether written or oral, received by the company or any affiliates from any third party materially related to this transaction constitutes a separate Item 1015 report that must be described in detail in the document and, if written, filed as an exhibit to Schedule 13E-3. This includes, for example, any written documentation furnished to the board in connection with an oral presentation, such as, board books, analyses, talking papers, drafts, summaries, outlines, etc. We note, for example, the presentation that was made to the Board on May 27, 2005. Also, confirm to us that you have described in detail all oral presentations made to the board by Capitalink concerning the valuation methodologies it used in preparing its opinion.

Response:   The materials furnished to the Board of Directors at the May 27,
            2005 board meeting at which Capitalink delivered its opinion are attached as Exhibit (c)(2) to the Schedule 13E-3. Capitalink did not provide any additional materials to the board. We confirm that the Information Statement describes in detail all oral presentations made to the board by Capitalink concerning the valuation methodologies it used in preparing its opinion.

      26. We note that the summary of Capitalink's opinion is qualified in its entirety by the full text of the opinion. A qualification of this type appears inconsistent with the requirement that all material information be provided in the information statement. Please revise.

Response:   Revised as requested.

      27.   Quantify the fees paid to Capitalink during the past two years.

Response:   Revised as requested.  See the last paragraph of the section.

Jessica Livingston, Senior Counsel
August 26, 2005
Page 9


      28. You must disclose the projections and material underlying assumptions given to Capitalink and used to formulate its opinion. Sec Item 1015 of Regulation M-A. For example, we note that you reference "certain financial and operating information" furnished by management to Capitalink on page 15. We also note the undisclosed adjusted book value analysis on page 18.

Response:   Revised as requested.

      29. Advise us why Capitalink was not asked to opine on the fairness of the going private transaction to unaffiliated shareholders as a separate group. We note the opinion is directed to all shareholders, including those being cashed-out and those remaining.

Response:   Capitalink was engaged to assist the board in determining a range of value for the common stock, based upon its principals expertise as investment bankers, and to provide an opinion as to whether, as of the date of its opinion, the consideration to be paid for the fractional shares resulting from a going private transaction would be fair, from a financial point of view, to all of our shareholders.
            The board believed this to be appropriate since the reverse stock split will apply to all shareholders equally, is based upon the value of all shares, not a minority interest in the company, and many unaffiliated shareholders will remain as shareholders after the reverse stock split.

      30. Revise to clarify whether there were any specific factors that did not support the fairness opinion. If no such factors existed, state this fact in the document.

Response:   We respectfully submit that the issuance of a fairness opinion does not incorporate a checklist approach. Appropriate methodologies are selected and analyses are prepared. These analyses generate ranges of indicated values which are compared to the "consideration."
            Conclusions are not formed for each specific data point generated but are appropriately weighted to determine an indicated value that is compared to the "consideration." Therefore, certain of the data points and/or ranges generated by these analyses may be above or below the "consideration." Capitalink has set forth in the text the overall concluded indicated data range, and all indicated ranges utilized in the determination of its opinion, and noted that the "consideration" falls within each range.

      31. Eliminate the first paragraph on page 17 which contains limitations and qualifications relating to nonexistent tabular presentations or revise to present these tabular presentations. In that regard, see our requests for additional disclosure below with regard to Capitalink's analyses.

Jessica Livingston, Senior Counsel
August 26, 2005
Page 10


Response:   The paragraph has been deleted.

Historical Stock Performance
----------------------------

      32. Revise this discussion to include quantified information regarding the historical stock prices and Russell 3000 Index and compare this information to the consideration being offered in the going private transaction.

Response:   Revised as requested.

Valuation Overview
------------------

      33. We note that Capitalink determined that a reasonable range of the fair cash price to be paid in the going private transaction is between $2.66 and $3.26. Clarify in greater detail how Capitalink ultimately derived the recommended range from the various methodologies discussed in this section.

Response:   Revised as requested.

Adjusted Net Book Value Analysis
--------------------------------

      34. Expand the adjusted net book value analysis on page 18 to provide the referenced values and analysis in greater detail.

Response:   Revised as requested.

Acquisitions Premium Analysis, page 18
--------------------------------------

      35. Disclose the range, mean and median of the acquisition premiums. Please also give some sense of the comparability of the 45 transactions to the instant one. Were there additional distinguishing features to these transactions?

Response:   Revised as requested.

Jessica Livingston, Senior Counsel
August 26, 2005
Page 11


Substantive Factors Disfavoring the Reverse Stock Split, page 20
----------------------------------------------------------------

      36. In your discussion of the substantive factors, include an analysis of the extent to which the fairness determination is based on the factors described in Instruction 2 to Item 1014 of Regulation M-A.

Response:   We respectfully submit that the disclosure in the Information
            Statement sets forth the material substantive factors considered by the board. With regard to Instruction 2 to Item 1014, we note that:

                  i) Current market price of the common stock is noted in Capitalink's historical stock review.

                  ii) Historical market prices of the common stock is noted in Capitalink's historical stock review.

                  iii) Net book value of the common stock is noted and utilized in Capitalink's adjusted net book analysis.

                  iv) Going concern value and adjusted net book value are one and the same. The Company does not have any positive operating values, only potential asset values.

                  v) Liquidation value would not generate values in excess of adjusted net book value and was not considered by the board or Capitalink.

                  vi) Prior transactions are noted in Capitalink's precedent transaction analysis.

      37. Generally the factors outlined in Instruction 2 to Item 1014 are considered relevant in assessing the fairness of the consideration to be received in the going private transaction. We do not see a discussion of these factors. Please provide it, and, if any of the factors were not deemed relevant in the context of your reverse stock exchange, or was given little weight, please disclose that fact. In particular, see page 38, where you indicate that the book value per share of common stock is $6.56. Tell us how the board determined the consideration to be fair in light of these factors.

Response:   See response to Comment 36 above. We also note that book value is an accounting premise of value under which most assets and liabilities are recorded and valued at historical acquisition costs and, therefore, generally does not reflect fair market value.

      38. Please be advised that if a filing person relied on the analysis of another, it must expressly adopt the conclusion and analyses of the party that performed the Item 1014(b) analysis in order to fulfill its disclosure obligation. Therefore, if the board intended to adopt the analysis of Capitalink in general, or the net book value analysis, in particular, please specifically indicate this as you make reference to the opinion of Capitalink as a factor considered by the board.

Jessica Livingston, Senior Counsel
August 26, 2005
Page 12


Response:   We have added disclosure regarding the adoption of Capitalink's analysis under "Procedural Factors Favoring the Reverse Stock Split
            - The Opinion of Capitalink."

      39. We note that you have included a brief discussion of the current market prices of your common stock on page 20. Please revise to quantify these stock prices. Further, we note your disclosure on page 32, which indicates that the recent and historical trading price of your common stock has exceeded the consideration being offered to security holders. Revise to address this in the context of how you determined the fairness of the consideration being offered to shareholders.

Response:   Revised as requested.

      40. If there are unaffiliated shareholders being cashed-out and unaffiliated shareholders who will remain shareholders, address the fairness to these different groups of shareholders separately. See
            Item 1014 of Regulation M-A and Question and Answer No. 19 of Exchange Act Release No. 34-17719 (April 13, 1981).

Response:   Revised as requested.

      41. Considering it would appear that you are contemplating purchasing additional shares in excess of the consideration being offered in this transaction, in the context of your discussion regarding how the board determined the consideration to be fair in this transaction, please revise to discuss why you would consider paying a higher price in your repurchase offer but not in the reverse stock split.

Response:   Revised as requested.

Procedural Factors Favoring the Reverse Stock Split, page 21
------------------------------------------------------------

      42. The discussion of procedural fairness seems to include substantive factors. Revise to discuss procedural factors separately. Procedural fairness factors are covered by Item 1014(c)-(f) of Regulation M-A.

Jessica Livingston, Senior Counsel
August 26, 2005
Page 13


Response:   Revised as requested.

      43. See your discussion under "The Reverse Stock Split Includes the Opportunity to Remain a Shareholder." Considering you list this as a factor in favor of the reverse stock split, please disclose whether or not you anticipate that shareholders who hold fewer than 100 shares and who want to continue to be shareholders will have difficulty in buying shares considering the recent trading volume, availability of shares on the open market and other indicators.

Response:   We respectfully submit that the Company has insufficient information to be able to provide any useful disclosure to shareholders on this point. Trading in the stock has been volatile in terms of both price and volume - all the Company could do is speculate on the future, which we do not believe is required by the rules.

      44. See your discussion under "The Reverse Stock Split Ratio was Calculated Without Bias Toward Any Particular Group of Shareholders
            . . . ." To what extent did the board consider that, despite the lack of differentiation among shareholders, it is usually affiliated shareholders who own a larger percentage and, therefore, are less likely to be cashed out in a going private transaction?

Response:   The board did not give this matter any consideration.

      45. We note that among the factors weighing against the procedural fairness of the reverse stock split is the fact that your board of directors did not establish an independent or special committee to represent the interests of your unaffiliated shareholders. Please provide an explanation for your decision not to form a special committee, considering one member of your Board is a significant shareholder and officer of the company.

Response:   Revised as requested.

      46. You state on page 23 that three of your four board members are not employees or officers of JB Oxford Holdings Inc. Please state whether or not the directors who are not employees have retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Rule 13e-3 transaction. See Item 1014(d) of Regulation M-A.

Response:   Revised as requested.

      47.   Please disclose whether there is any relationship:

Jessica Livingston, Senior Counsel
August 26, 2005
Page 14


            o between any of the three mentioned board members who are not employees and Christopher Jarratt or entities related to him; and

            o between Capitalink, L.C. and Third Capital Partners, LLC, and if either has an interest, financial or otherwise, in the other.

Response:   We have added the requested disclosure relating to Capitalink under
            "Procedural Factors Favoring the Reverse Stock Split - The Opinion of Capitalink." We have added the requested disclosure relating to the independent directors under "Procedural Factors Disfavoring the Reverse Stock Split - The Reverse Stock Split Was Not Structured To
            Require The Separate Approval Of Unaffiliated Directors Or
            Shareholders."

Effects of the Reverse Stock Split, page 23
-------------------------------------------

      48. Please revise to ensure that you include a reasonably thorough discussion of the detriments of the reverse stock split in accordance with Instruction 2 to Item 1013 of Regulation M-A. For example, one of the adverse effects of the reverse stock split will be that unaffiliated shareholders will be required to surrender their shares involuntarily in exchange for a cash price determined by the Filing Persons and that shareholders will not have the right as a result of the reverse stock split to liquidate their shares at a time and for a price of their choosing. Also revise to discuss that the company will no longer be subject to the provisions of the Sarbanes-Oxley Act or the liability provisions of the Exchange Act and that officers of the company will no longer be required to certify the accuracy of its financial statements.

Response:   Revised as requested.

Reduction in the Number of Shareholders of Record - Hypothetical Scenario....
-----------------------------------------------------------------------------
page 24
-------

      49. You indicate that a shareholder will have to act far enough in advance so that the consolidation is complete before the effective time. If there is a particular date by which shareholders must consolidate their holdings, please revise to disclose this information, and if you know, tell shareholders how they should go about consolidating.

Response:   Revised as requested.

Jessica Livingston, Senior Counsel
August 26, 2005
Page 15


Effects of the Reverse Stock Split on Option Holders, page 25
-------------------------------------------------------------

      50.   Clarify whether all the option holders are affiliates.

Response:   Revised as requested.

Procedure for Shareholders Who Hold Shares in Street Name, page 26
------------------------------------------------------------------

      51. You indicate that you "intend for the reverse stock split to treat shareholders holding common stock in a street name through a nominee. . . in the same manner as shareholders whose shares are registered in their own names." Reconcile this disclosure with what appears on page 24 in Hypothetical Scenario No. 2 where you suggest that shareholders should consolidate two record accounts so that it is clear what actions shareholders need to take in anticipation of the reverse stock split.

Response:   Revised as requested.

Certain Federal Income Tax Consequences.... Page 28
---------------------------------------------------

      52. Expand to address the federal income tax consequences to shareholders who will retain shares following consummation of the reverse stock split.

Response:   Revised as requested.

      53. Change "certain" to "material" in the heading. Please also remove your reference to a "general summary."

Response:   Revised as requested.

Financial Information, page 38
------------------------------

      54. We note that you have incorporated by reference the information required by Item 13 of Schedule 14A. Please note that this information may be incorporated by reference to the same extent as would be permitted by Form S-3 pursuant to Item 13(b) to Schedule 14A. Since, as of June 30, 2004, you had a public float of only $4,744,230, according to your 2004 Form 10-K, it would appear that you are probably not eligible to incorporate by reference. Please revise the Schedule 14C to include the information required by Item
            13. Or please advise us if you intend to rely upon Item 13(b)(2) to incorporate the required information by reference and, if so, please confirm that you will deliver the information incorporated by reference in the information statement to shareholders at the same time as you send them the information statement.

Jessica Livingston, Senior Counsel
August 26, 2005
Page 16


Response:   We intend to rely upon Item 13(b)(2) to incorporate the required financial information by reference. We confirm that we will deliver the information incorporated by reference in the Information
            Statement to shareholders contemporaneously with the Information
            Statement.

Where You Can Find More Information, page 40
--------------------------------------------

      55. Please update the address for the Securities and Exchange Commission to reflect that our new public reference room is located at 100 F Street NE, Room 1580, Washington DC 20549.

Response:   Revised as requested.

Closing Comments
----------------

            As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

            We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

            In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

            o the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

Jessica Livingston, Senior Counsel
August 26, 2005
Page 17


            o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

            o the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Response:   We will deliver to the staff clean and marked copies of the
            Information Statement and Schedule 13E-3, along with a copy of this response letter, by FedEx.

            Each of the filing persons acknowledges that:

            o the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

            o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

            o the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Should you require further clarification of any of the matters raised in this letter, please contact me at 813-227-2238, or my partner Paul Lynch at 813-227-2251.

                                   Sincerely,

                                   /s/Gregory C. Yadley

                                   Gregory C. Yadley



GCY/jaj

Jessica Livingston, Senior Counsel
August 26, 2005
Page 18


cc:   Timothy A. Geishecker, Division of Corporation Finance,
            U.S. Securities and Exchange Commission
      Christopher Jarratt, Chairman and Chief Executive Officer of
            JB Oxford Holdings, Inc.
      Barry S. Fischer, General Counsel, JB Oxford Holdings, Inc.
      Michael J. Chiodo, Chief Financial Officer, JB Oxford Holdings, Inc